January 26, 2007

Mr. Charles J. Viater
President and Chief Executive Officer
MFB Corp.
4100 Edison Lakes Parkway, Suite 300
Mishawaka, IN 46545

> **Re:** **MFB Corp.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 1-12279**

Dear Mr. Viater:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2006:

Business

Nonperforming and Classified Assets

1. We note your disclosure that the company has an established goal of reviewing 60% of all commercial loans annually. Please explain to us how your loan review processes provide for timely and current information regarding the collectibility of your commercial loans. Your response should separately address processes

related to performing and non-performing loans and include, but not be limited to, the following:

- the specific processes and timing of how and when loans are reviewed;
- the responsibilities of the individual loan officers, internal loan review department; managers, board committees, and any outside parties, as applicable;
- the type of software used and the information tracked regarding the loans and internal review procedures;
- the timing and frequency of receiving updated financial reports from the debtor and guarantors;
- the timing and frequency of reviews of collateral and appraisals obtained;
- the nature and timing of typical communications between the loan officer and the debtor.

Exhibit 13

Consolidated Financial Statements

Note 4 – Loans Receivable

2.   We note that you do not provide the underlying assumptions used in your estimation of the fair value of mortgage servicing rights. Although the net carrying value of your mortgage servicing rights does not appear significant to your balance sheet, the impact on your results of operations due to changes in the valuation of your mortgage servicing rights could be significant to your results of operations. In future filings please provide all of the disclosures required by paragraphs 17(e) and (g) of SFAS 140 as amended by SFAS 156. Provide us with your proposed future disclosure using your September 30, 2006 financial information as an example.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief